Exhibit 3.3

AXIUM PHARMACEUTICALS INC.

CERTIFICATE OF DESIGNATION OF

PREFERRED STOCK, SETTING FORTH THE POWERS,

PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND

RESTRICTIONS FOR THE PREFERRED STOCK OF AXIUM PHARMACEUTICALS INC.

RESOLVED that, pursuant to the authority vested in the Board of Directors, to approve preferred stock, 5,000,000 shares with a par value $0.10 per share, of the Corporation is hereby created and that the designation and number of shares (5,000,000 shares of preferred stock) thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

Preferred Stock

The conversion rate represents the number of common shares shareholders may receive for every 1 convertible preferred share. For Axium the conversion rate is 5.0, which allows the owner of the preferred shares to exchange each preferred share for 5.0 common shares of Axium.

The Preferred shares carry voting rights. Convertible preferred shares have a conversion price equal to the share price divided by the conversion ratio. The Preferred Shares shall rank senior to any other class of shares of the Company with respect to dividend rights and distribution rights upon the liquidation, winding up or dissolution of the Company. Anthony Harrelson owns 100% of the issued and outstanding preferred shares, and as such, he must approve all corporate transactions.

Mountain Share Transfer, LLC currently serves as transfer agent for the Preferred Stock.

Preferred Stock

The Company authorizes 5,000,000 of preferred stock authorized and issued to Dr. Anthony Harrelson, CEO. The Board of Directors is authorized, without further stockholder approval, to issue from time to time any of our authorized but unissued shares of preferred stock.  The preferred stock may be issued in one or more series and the Board of Directors may fix the rights, preferences and designations thereof.

Our preferred stock may have rights senior to those of our common stock which could adversely affect holders of common stock.

North Carolina law, and our articles of incorporation give our Board of Directors the authority to issue additional series of preferred stock without a vote or action by our stockholders. The Board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights.   Any such authorized class of preferred stock has liquidation preference – a pre-set distribution in the event of a liquidation – that would reduce the amount available for distribution to holders of common stock or superior dividend rights that would reduce the amount of dividends that could be distributed to common stockholders. In addition, an authorized class of preferred stock may have voting rights that are superior to the voting right of the holders of our common stock. Currently the Company has authorized 5,000,000 authorized shares of preferred stock, all of which are outstanding and beneficially owned by Dr. Anthony Harrelson, our CEO.

If any term of this Certificate of Designation is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of this Certificate of Designation as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of this Certificate of Designation will be deemed dependent upon any other such term unless so expressed in this Certificate of Designation.

IN WITNESS WHEREOF, AXIUM PHARMACEUTICALS INC. has caused this Certificate of Designation to be duly executed in its corporate name on this 27th day of November 27, 2017

AXIUM PHARMACEUTICALS INC.

By:	/s/ Anthony Harrelson
Name: Anthony Harrelson
Title: CEO on behalf of AXIUM PHARMACEUTICALS INC.